SCHEDULE 13G

Amendment No. 3
Southern Pacific Rail Corporation
Common Stock
Cusip # 843584103
Filing Fee: No


Cusip # 843584103
Item 1:	Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:	Commonwealth of Massachusetts
Item 5:	15,000
Item 6:	4,500
Item 7:	3,629,716
Item 8:	4,500
Item 9:	3,634,216
Item 11:	2.33%
Item 12:	HC




Cusip # 843584103
Item 1:	Reporting Person - Edward C. Johnson 3d - (Tax ID:  ###-##-####)
Item 4:	United States of America
Item 5:	None
Item 6:	4,500
Item 7:	3,629,716
Item 8:	4,500
Item 9:	3,634,216
Item 11:	2.33%
Item 12:	IN



Cusip # 843584103
Item 1:	Reporting Person - Abigail P. Johnson - (Tax ID:  ###-##-####)
Item 4:	United States of America
Item 5:	None
Item 6:	4,500
Item 7:	3,629,716
Item 8:	4,500
Item 9:	3,634,216
Item 11:	2.33%
Item 12:	IN



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)


Item 1(a).	Name of Issuer:

		Southern Pacific Rail Corporation

Item 1(b).	Name of Issuer's Principal Executive Offices:

		Southern Pacific Building, One Market Plaza
		San Francisco, CA  94105-1806

Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if None, Residence:

		82 Devonshire Street, Boston, Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		843584103

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:
	3,634,216

	(b)	Percent of Class:
	2.33%

	(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:
	15,000

	(ii)	shared power to vote or to direct the vote:
	4,500

	(iii)	sole power to dispose or to direct the disposition of:
	3,629,716

	(iv)	shared power to dispose or to direct the disposition of:
	4,500




Item 5.	Ownership of Five Percent or Less of a Class.

	If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (X).

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

	Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on By the Parent Holding Company.

	See attached Exhibit(s) A and B.

Item 8.	Identification and Classification of Members of the Group.

	Not applicable, see attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	Inasmuch as the reporting persons are no longer the beneficial owners of more than five percent of the number of shares outstanding, the reporting persons have no further reporting obligation under section 13(d) of the Securities and Exchange
Commission thereunder, and the reporting persons have no obligation to amend this Statement if any material change occurs in the facts set forth herein.


Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this
Schedule 13G in connection with FMR Corp.'s beneficial ownership of the common stock of Southern Pacific Rail
Corporation at December 31, 1995 is true, complete and correct.



	February 14, 1996
Date



	/s/Arthur S. Loring
Signature



	Arthur S. Loring, Vice
President
Name/Title




SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 3,634,216 shares or 2.33% of the common stock outstanding of Southern Pacific Rail Corporation ("the Company") as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.

	Edward C. Johnson 3d, FMR Corp., through its control of Fidelity, and the Funds each has sole power to dispose of the 3,463,337 shares owned by the Funds.

	Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

	Fidelity Management Trust Company, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 166,379 shares or 0.11% of the common stock outstanding of the Company as a result of its serving as investment manager of the institutional account(s).

	Edward C. Johnson 3d and FMR Corp., through its control of Fidelity Management Trust Company, has sole dispositive power over 166,379 shares and sole power to vote or to direct the voting of 15,000 shares, and no power to vote or to direct the voting of 151,379 Shares of common stock owned by the institutional account(s) as reported above.

	Members of the Edward C. Johnson 3d family and trusts for their benefit are the predominant owners of Class B shares of common stock of FMR Corp., representing approximately 49% of the voting power of FMR Corp. Mr. Johnson
3d owns 12.0% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR Corp. Mr. Johnson 3d is Chairman of FMR Corp. and Abigail
P. Johnson is a Director of FMR Corp. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp. The number of shares of common stock of the Company reported herewith includes 4,500 shares or 0.00% of common stock owned directly by Edward C. Johnson 3d or in trusts for the benefit of Edward C. Johnson 3d or an Edward C. Johnson 3d family member for which Edward C. Johnson 3d serves as trustee, and (APJ) shares or (APJ%) of (Class of Security) owned directly by Abigail P. Johnson or in trusts for the benefit of an Abigail P. Johnson family member.

	Edward C. Johnson 3d has sole voting and dispositive power over None shares and shared voting and dispositive power over 4,500 shares.



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on February 14, 1996, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the common stock of Southern Pacific Rail Corporation at December 31, 1995.

	FMR Corp.
	By	/s/Arthur S. Loring
Arthur S. Loring
Vice President - Legal
	Edward C. Johnson 3d
	By	/s/Arthur S. Loring
Arthur S. Loring
Under Power of Attorney dated
5/17/89
On File with Schedule 13G for
Airborne Freight Corp. 9/10/91

	Abigail P. Johnson


	By	/s/Arthur S. Loring
Arthur S. Loring
Under Power of Attorney dated
1/5/96
On File with Schedule 13G for
Acclaim Entertainment Inc.
1/10/96
	Fidelity Management & Research Company
	By	/s/Arthur S. Loring
Arthur S. Loring
Sr. V.P. and General Counsel